ROKWADER, INC.

23300 Ventura Boulevard, Second Floor, Woodland Hills, CA 91364

Telephone: (818)591-8333 Fax: (818)591-1612

July 5, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Rokwader, Inc.

Form 10-K for the fiscal year ended December 21, 2010

Filed March 31, 2011

File No. 000-51867

Response to Comment Letter Dated June 27, 2011

We submit the following response to the staff’s inquiry, in its Comment Letter dated June 27, 2011, regarding Stonefield Josephson, Inc.’s audit report and related consent pertaining to Rokwader, Inc.’s financial statements for the year ended December 31, 2009.

I. The 2009 audit report was originally issued on March 31, 2010, and then reissued on March 31, 2011. Both of these events occurred prior to Stonefield Josephson’s filing an application to withdraw its PCAOB registration, which occurred on May 31, 2011.

II. According to two sources below, the SEC Financial Reporting Manual and the PCAOB Rule 2107(b)(1), Stonefield Josephson is permitted to reissue and/or give consent to the use of a prior audit report, as long as no additional audit work is performed.

From the SEC Financial Reporting Manual

4110.3

In accordance with PCAOB Rule 2107(b) (1), a firm that was once registered and then later withdrew may reissue or give consent to the use of a prior report that it issued while registered. However, the firm cannot update or dual-date a previously issued report after the firm is no longer registered, as that involves additional audit work.

Rule 2107(b) (1). Withdrawal from Registration

          (b)      Form 1-WD

(1) A request for leave to withdraw shall be filed on Form 1-WD in accordance with the instructions contained therein. A completed Form 1-WD shall include, among other things, a statement signed by an authorized partner or officer of the firm certifying that the firm is not currently, and will not during the pendency of its request for leave to withdraw be, engaged in the preparation or issuance of, or playing a substantial role in the preparation or furnishing of, an audit report, other than to issue a consent to the use of anaudit report for a prior period {emphasis added].

III. We understand that Stonefield Josephson, Inc. retains an “Active Status” with the California Secretary of State and its corporate license with the California Board of Accountancy is effective through January 31, 2013.

We believe the above information is responsive to the SEC’s request for information. We also acknowledge that:

•         Rokwader, Inc. is responsible for the adequacy and accuracy of the disclosures in the filing referred to above;

•         Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         Rokwader, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

Mitchell W. Turk

Chief Financial Officer

Rokwader, Inc.